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                              June 1, 2020

       Jennifer McCalman
       Global Controller
       HERSHEY CO
       19 East Chocolate Avenue
       Hershey, PA 17033

                                                        Re: HERSHEY CO
                                                            From 10-K for the
Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            Form 10-Q for the
Quarter Ended March 29, 2020
                                                            Filed April 23,
2020
                                                            File No. 001-00183

       Dear Ms. McCalman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Fiscal Quarter Ended March 29, 2020

       Note 13. Segment Information, page 24

   1. We note in your Form 10-K that you provide dissagregated revenue information by product line. However,
this disclosure is not presented in your quarterly report.
                                                        Additionally, you
disclose in your Form 8-K dated May 27, 2020 that, as a result of the
                                                        COVID pandemic, you
continue to see declines in your food service, owned retail and world travel retail
businesses, sales of your portable and on-the-go consumption products, and sales in your gum
and mint category. Please tell us your consideration to further disaggregate revenue
(for example by major product lines or sales channel) pursuant to the the guidance in
606-10-50-5 to 6 and 606-10-55-91. If you provide this information in future periodic
reports, also ensure that you quantify material fluctuations in your results of operations and known
trends and uncertainties within MD&A to the extent possible.
 Jennifer McCalman
HERSHEY CO
June 1, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa
Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.



FirstName LastNameJennifer McCalman                        Sincerely,
Comapany NameHERSHEY CO
                                                           Division of
Corporation Finance
June 1, 2020 Page 2                                        Office of
Manufacturing
FirstName LastName